UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                              Spartan Stores, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    846822104
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                               September 26, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               44,760 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             33,695 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            44,760 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     33,695 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           78,455 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.38%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               947,433 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            947,433 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             947,433 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.62%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               88,419 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            88,419 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          88,419 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.43%

14 TYPE OF REPORTING PERSON*
         CO


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               124,264 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            124,264 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -----

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         124,264 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.60%

14 TYPE OF REPORTING PERSON*
         PN


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               82,430 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            82,430 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                               -----
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         82,430 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.40%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Spartan Stores, Inc., 850 76th Street Southwest, Grand Rapids, MI. 49518.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF") is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC") is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. The principal address of each of LAF, LAM, LPC, LHC, LOF, LOM, LMF and LMOF is 61 Broadway, New York, New York, 10006. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). As previously reported, Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking further Board representation, making further proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4. Loeb's current position with respect to the Issuer is reflected in the following letter that was sent to the Issuer's Board of Directors:

Attn:  Board of Directors of Spartan Stores, Inc.

On February 14, 2005 we wrote a letter expressing our wish that Spartan Stores, Inc. hire a banker to explore strategic alternatives with an emphasis on selling the company to the highest bidder. We outlined Spartan's strong free cash flow generation and the folly of low margin acquisitions in the retail space that endanger the free cash flow of the company and do nothing to capitalize on the fact that Spartan is the owner of a coveted distribution system in Michigan. We stated that the application of both a 4.5x multiple to Retail EBITDA and a 6.5x multiple to Distribution EBITDA would produce a private market value of north of $13 per share. We expressed our opinion that Spartan's restructuring is largely over and that the company is at an inflection point at which it needs to focus on maximizing the value of the assets.

In a later non-public letter to the board in April 2005, we asked that the onerous 120-day advance notice provision for submitting shareholder proposals be amended so that owners of the company are not differentiated from other owners because of an unusual and superfluously technical provision. We pointed out that the shareholder proposal process is one of the very few mechanisms whereby owners can be sure that they are not being placated by management teams that issue out such legally motivated catch phrases as, "be assured that our board is always considering ways to maximize shareholder value." We wrote: "shortening the 120 day requirement will allow more ideas to be presented and give shareholders a chance to vote on issues that may benefit the company. The shareholder franchise should not be stymied by an arcane provision that distinguishes between owners that bought shares before 120 days prior to the notice of the proxy statement and owners that bought shares after the notice of the proxy statement." We asked to replace a board member that resigned.

We have attempted to be productive, and yet we are treated like detritus. The company did not so much as request a meeting with our nominee. The company has never asked us to come to their headquarters and understand why their responses to our ideas suggest a state of catatonic ignorance of a path to value creation. The company instead hides behind Reg FD and pretends we do not exist, despite the fact that we are the largest owner of the company. Craig Sturken, when he deigns to call us back (which is rare to never), says things such as, "I am a man of integrity," and declines any discussions of maximizing value. We are relegated to speaking with a lawyer who says that we are avoided because we "trade the stock." We do in fact "trade the stock"; we sold stock in the low teens because we were in the dark as to whether the company even remotely cares about their largest owner's desire to create value. We sold in the low teens because this management team will not affirmatively declare that they are for us, the owners. Other shareholder calls are taken, and these shareholders "trade the stock." In fact, other shareholders have been invited to meet with management and have met with management despite the fact that they "trade the stock." Instead of plotting a course to value creation, the company, in a fit of logorrhea, delivers promotional language in its press releases such as (when referring to fiscal year 2005): "This performance improvement created a substantial increase in value for all our constituents, including shareholders, customers, suppliers, and our employees." Since this proclamation, the stock is down 16%.

On May 3, 2005 dealREPORTER reported that Spartan was actively looking to sell the company and had hired Bear Stearns to run the auction process. More recently, an analyst at a major brokerage firm and a reporter for the financial press have suggested that Spartan will acquire the Farmer Jack Stores from The Great Atlantic & Pacific Tea Company (A&P). The management and board of Spartan should wake to observe both that the stock reacts positively when a sale is contemplated by the capital markets and that the stock declines when our precious cash flow is at risk of the types of turnaround acquisitions that torpedoed this company to begin with. The management and board should tell it like it is, and inform shareowners of the steps they are taking to maximize value.

As your stock has languished recently we will once again attempt to be productive and suggest a path towards lasting value. Surely, the board is familiar with the concept of a dividend. By our internal projections, Spartan will generate free cash flow of over $20 million in 2006. This free cash flow number is after deducting $27 million of capex, $18 million of which is pumped into the low margin retail business. Spartan is spending shareholder cash to build gas stations and new stores despite the inevitable competition from big box retailers. If $10 million of this capex would be eliminated, the company would generate free cash flow in an amount that is 20% of its equity market capitalization. If Spartan paid out approximately 75% of its free cash flow, then Spartan would have a dividend yield of 7.5% at a stock price of $9.43 without impacting leverage. At a stock price of $10 Spartan would trade at 4.4x our estimate of 2006 EBITDA, have a free cash flow yield of 10% inclusive of the ugly capex program mentioned above, and have a dividend yield of 7%. In lieu of a regular dividend payment Spartan could afford to pay a special dividend of $3 per share and only increase its net debt leverage to two times its EBITDA. The board must consider simple options such as dividend payments in order to elevate the company beyond the status of a value trap. Indeed, the free cash flow would improve further if Spartan's capital expenditures were brought under control.

The stock is down because the company is silent on the issue of taking direct steps to maximize value. While any reasonable board member would urge the company to sell if it could at this point, we see even other avenues to value creation besides dividends and a sale of the company. If it is true, as reported in the press, that management feels compelled to grow the retail business, then let this management team buyout the retail stores from the company and let shareholders reap the benefits of a sale of the distribution business. The retail stores, valued at 4.5x times EBITDA or slightly under $2 million per store, would garner a price of approximately $130 million or $6 per share. Based on discussions we have had with industry players, the distribution business could be readily monetized at between 6.5x and 8x EBITDA, which would equate to approximately $230 million or $11 per share. Before giving effect to taxes, these two asset sales would result in a per share valuation of $14 after subtracting our estimate of 2006 year end net debt. Shareholders would make money, and Craig Sturken would be free to merge Spartan's retail stores with Farmer Jack's stores in order to satisfy any nostalgia that he might have with respect to the Farmer Jack assets.

There are many possibilities when a company turns out copious amounts of free cash flow. Yet there are no possibilities if a board is blind to the reality that companies must work actively to exploit their positive characteristics. Comforting verbiage in public filings is fine and well, but we will not tolerate a board and management team that ignores us, that does not speak to pointed and detailed speculation in the press, and, most important, does not openly take action to exploit the free cash flow story that is Spartan Stores, Inc. We are more than happy to be wrong, so if you are in the process of contemplating, through some formal process, a sale of the company, a recapitalization, or some other step that immediately creates value, please inform the owners of the company by way of a public press release instead of fostering a declining stock price and mystery. If your stock price does not go up it is your fault, because something as simple as a solid dividend yield would create value. We previously set aside our nominations for board members and our shareholder proposal because we did not think it appropriate to prosecute a proxy fight and pursue shareholder proposals if we were selling large amounts of stock. Now, because of the shroud of mystery that management and the board have created, the stock is trading back below $10 and owners are suffering the apathy of Spartan's leadership. It is not so complex. The choice is clear: pay out all or a large part of your cash flow and/or sell parts or all of your company, or be doomed to the declining value trap status. Once again, we must consider shareholder proposals and director nominations if the professionals that run Spartan do not equate their fiduciary duties with actions to make the stock trade closer to our estimate of its fair value. If Spartan does take immediate action to maximize value then language such as that employed in their press releases will not come off as fearful, promotional, and hollow.

LOEB PARTNERS CORPORATION


By: __________________________________
    Gideon J. King

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a)The persons reporting hereby owned the following shares of Common Stock as of September 7, 2005. Shares of Common Stock

Loeb Arbitrage Fund                           947,433
Loeb Partners Corporation*                     78,455
Loeb Offshore Fund Ltd.                        88,419
Loeb Marathon Fund LP                         124,264
Loeb Marathon Offshore Fund, Ltd.              82,430
                                            -----------
                                            1,321,001

The total shares of Common Stock constitute 6.44% of the 20,516,000 outstanding shares of Common Stock as reported by the Issuer.
-------------------------
*Including shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) Loeb Arbitrage Fund has the sole power to direct the vote and the sole power to direct the disposition of the 947,433 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Partners Corporation has the sole power to direct the vote and the sole power to direct the disposition of 44,760 shares of Common Stock that may be deemed to be beneficially owned by it and shared power to direct the vote and direct the disposition of 33,695 shares of Common Stock that may be deemed to be beneficially owned by it.* Loeb Offshore Fund Ltd. has the sole power to direct the vote and the sole power to direct the disposition of the 88,419 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Marathon Fund LP has the sole power to direct the vote and the sole power to direct the disposition of the 124,264 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Marathon Offshore Fund, Ltd. has the sole power to direct the vote and the sole power to direct the disposition of the 82,430 shares of Common Stock that may be deemed to be beneficially owned by it.
-------------------------
*Power is shared with respect to shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(c) The following purchases and sales of Common Stock have been made:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Marathon Fund            09-01-05       2067             $10.54


Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        09-07-05       1819             $10.64
 Fund Ltd.



                                        Sales of Common Stock

Holder                               Date     Shares      Average Price
Loeb Marathon Fund               09-07-05       1819             $10.61


Holder                               Date     Shares      Average Price
Loeb Marathon Offshore           09-01-05       2067             $10.51
Fund


All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sept. 26, 2005                                 Loeb Partners Corporation


                                            By: /s/ Gideon J. King
                                                    Executive Vice President



Sept. 26, 2005                                 Loeb Arbitrage Fund
                                      By: Loeb Arbitrage Management, Inc., G.P.


                                             By: /s/ Gideon J. King
                                                     President

Sept. 26, 2005                                  Loeb Offshore Fund Ltd.



                                             By: /s/ Gideon J. King
                                                     Director

Sept. 26, 2005                                  Loeb Marathon Fund LP
                                      By: Loeb Arbitrage Management, Inc., G.P.


                                              By: /s/ Gideon J. King
                                                      President

Sept. 26, 2005                              Loeb Marathon Offshore Fund


                                               By: /s/ Gideon J. King
                                                       Director